SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                              ------------------

                               LANDS' END, INC.
                      (Name of Subject Company (Issuer))

                            INLET ACQUISITION CORP.
                         a wholly owned subsidiary of
                            SEARS, ROEBUCK AND CO.
                     (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   515086106
                     (CUSIP Number of Class of Securities)

                           Anastasia D. Kelly, Esq.
                   Senior Vice President and General Counsel
                            Sears, Roebuck and Co.
                               3333 Beverly Road
                        Hoffman Estates, Illinois 60179
                          Telephone : (847) 286-2500
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                                            With a copy to:
                             Gary P. Cullen, Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                           CALCULATION OF FILING FEE
============================                    ==============================

 Transaction Valuation*                             Amount of Filing Fee**

    $1,950,167,509.37                                   $179,415.41
============================                    ==============================

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 30,012,942 outstanding shares of common stock of Lands' End, Inc. at a purchase price of $62.00 per share. The transaction valuation also includes the offer price of $62.00 less $30.13, which is the average exercise price per share, multiplied by 2,804,051, the estimated number of options outstanding.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $92 per million dollars of the transaction valuation. Sent by wire transfer to the Securities Exchange lockbox on May 16, 2002.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

   Amount Previously Paid:        $  179,415.41     Filing party:    Sears,  Roebuck  and Co.
                                                                     & Inlet  Acquisition Corp.
   Form or Registration No.:      Schedule TO-T     Date Filed:      May 17, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [_] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


     This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on May 17, 2002 and as amended on May 28, 2002, by Inlet Acquisition Corp., a Delaware corporation (the "Purchaser"), and Sears, Roebuck and Co., a New York corporation ("Sears"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Lands' End, Inc., a Delaware corporation (the "Company"), at a purchase price of $62.00 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated May 17, 2002 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

Item 7.  Source and Amount of Funds or Other Consideration.

Items (a) and (d) of Item 7 are hereby amended and supplemented to include the following:

     The following paragraphs are added after the second full paragraph on page 14 of the Offer to Purchase under the caption "9. Source and Amount of Funds.":

     "On May 29, 2002, Sears Roebuck Acceptance Corp. ("SRAC"), a wholly-owned finance subsidiary of Sears, issued and sold $1 billion aggregate principal amount of 7.00% unsecured notes due June 1, 2032 (the "Notes"). The interest payment dates on the Notes are June 1 and December 1, beginning December 1, 2002. The Notes may be redeemed at the option of SRAC in accordance with the terms described in SRAC's prospectus supplement, dated May 21, 2002 (the "Prospectus Supplement"). The net proceeds from the issuance and sale of the Notes, before expenses, are $962,260,000. Sears, through an intercompany borrowing arrangement with SRAC, will use the net proceeds from the issuance and sale of the Notes to finance, in part, the Offer and the Merger. The interest rate payable by Sears to SRAC under this arrangement is calculated so that SRAC maintains an earnings to fixed charges ratio of at least 1.25. SRAC, and not Sears, will be solely responsible for repaying the Notes. No final decisions have been made concerning the method Sears will employ to repay such intercompany indebtedness. Such decisions when made will be based on Sears' review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

     A copy of the Prospectus Supplement is filed herewith as Exhibit (b) and incorporated herein by reference."

  Item 12.  Exhibits.

         Item 12 is hereby amended and supplemented to add the following exhibit:

     (b) Prospectus Supplement of Sears Roebuck Acceptance Corp., dated May 21, 2002, incorporated herein by reference to the Prospectus Supplement filed with the Commission by Sears Roebuck Acceptance Corp. on May 23, 2002.



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                    SEARS, ROEBUCK AND CO.

                                    By:      /s/ Paul J. Liska
                                         --------------------------------------
                                    Name:    Paul J. Liska
                                    Title:   Executive Vice President and Chief
                                             Financial Officer

                                    INLET ACQUISITION CORP.

                                    By:      /s/ W. Anthony Will
                                         --------------------------------------
                                             W. Anthony Will
                                    Title:   Vice President and Treasurer


Dated:  May 29, 2002



                                 EXHIBIT INDEX

Exhibit           Exhibit Name

(b) Prospectus Supplement of Sears Roebuck Acceptance Corp., dated May 21, 2002, incorporated herein by reference to the Prospectus Supplement filed with the Commission by Sears Roebuck Acceptance Corp. on May 23, 2002.